NEVSUN APPOINTS MINE MANAGER AND COMMENCES DETAILED ENGINEERING DESIGN FOR TABAKOTO PROJECT, MALI

                                                                                                                                        September 30, 2003

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce that the Company has contracted MDM (Metallurgical Design and Management) of South Africa to commence the detailed engineering design of the process and infrastructure services for the 650,000 tonnes per year Tabakoto Gold Project, located in Mali, West Africa. In July, the Company announced that Investec Bank had been mandated to arrange and underwrite the project financing for the Tabakoto Project.

The Company has been building up its Mali based management team during 2003 in step with the requirements to progress the Tabakoto Project through financing and into production. The Company is pleased to announce that Denis Gregoire has recently joined Nevsun as the General Manager/Mine Manager for Tabakoto. Denis Gregoire is based in Mali and will manage the on site mining and project development for the Tabakoto Project. Mr. Gregoire has  considerable experience in the managing of both surface and underground mines, and is experienced in taking mines from the design stage through commissioning and into production. His most recent appointment was with Breakwater as their General Manager of the Bougrine Mine in Tunisia.

A key step in the financing and development of the Tabakoto project will be the selection of the Mining Contractor. The bid  document for the mining contract has been drafted by Snowden Mining Industry Consultants and a site visit for prospective bidders has been arranged for late October.

Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth. A 14,000 metre diamond drill program is scheduled to commence on October 10, 2003 at the Bisha Project.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks,uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com